

Mail Stop 3720

February 25, 2010

VIA US MAIL AND FAX (604) 718-1889

Mr. Perry Law
Chief Executive Officer and Chief Financial Officer
Smart-Tek Solutions Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

       Re: Smart-Tek Solutions Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2009
           Filed October 13, 2009
           File No. 0-29895

Dear Mr. Law:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director